

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2021

Neil Dey
Chief Executive Officer and President
Bluejay Diagnostics, Inc.
360 Massachusetts Avenue, Suite 203
Acton, MA 01720

> **Re: Bluejay Diagnostics, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted September 8, 2021**
> **CIK No. 0001704287**

Dear Mr. Dey:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Summary
Our Company, page 2

1.   We note your response to prior comment 4. Please revise to remove the statement that you could have potential FDA clearance in the fourth quarter of 2022 as this statement is speculative.

Symphony Advantages, page 2

2.   We note your revised disclosure regarding the 2016 Japan study sponsored by Toray. Please revise to explain the significance of the chemiluminescent enzyme immunoassay (CLEIA) method. For example, clarify whether this is the current standard or method for measuring serum IL-6 concentrations in the blood.

Symphony IL-6, page 48

3.   We note your revised disclosure in response to prior comment 11. Please revise to clarify if you are conducting a single clinical study at the University of Texas Southwestern Medical Center and Parkland Memorial Hospital or if these are separate clinical studies. For each clinical study, please revise to disclose the study endpoints and the number of patients you plan to enroll. Please also disclose which clinical studies are being conducted at William P. Clements Jr. University Hospital and Zale Lipshy Pavilion Hospital, when they began, the number of patients and the study endpoints.

Intellectual Property, Proprietary Technology, page 50

4.   We note your revised disclosure in response to our prior comment 13. With respect your related patents in international territories, please revise to disclose the type of patent protection granted for each technology such as composition of matter, use or process, and the patent expiration dates.

Notes to Condensed Consolidated Financial Statements
2. Significant Accounting Policies , page F-26

5.   On page 37 you disclose the receipt of a $75,000 grant from the Massachusetts Growth Capital Corporation and we note that you recognized the full amount for the period ended June 30, 2021. Please disclose your accounting policy for grants received.

      You may contact Sasha Parikh at 202-551-3627 or Vanessa Robertson at 202-551-3649 if you have questions regarding comments on the financial statements and related matters. Please contact Deanna Virginio at 202-551-4530 or Ada Sarmento at 202-551-3798 with any other questions.

                                                            Sincerely,

                                                            Division of Corporation Finance
                                                            Office of Life Sciences

cc: Cavas S. Pavri, Esq.